UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )

HEMOSOL INC.
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(Name of Issuer)

Common Shares
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(Title of Class of Securities)

42369K110
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(CUSIP Number)

Peter E. Brent, Sr. Vice-President & General Counsel
MDS Inc.
100 International Boulevard
Toronto, Ontario, Canada M9W 6J6
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2002
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 (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

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SCHEDULE 13D

CUSIP NO. 42369K110

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [X*

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION. Canada

Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: 11,549,897
	8	Shared Voting Power:
	9	Sole Dispositive Power: 11,549,897
	10	Shared Dispositive Power:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 11,549,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.617%

14	TYPE OF REPORTING PERSON* CO

* See Item 5 of Schedule 13D.

Item 1. Security and Issuer.

Common Shares
Hemosol Inc.
2585 Meadowpine Boulevard
Mississauga, Ontario Canada L5N 8H9

Item 2. Identity and Background

This Schedule 13D is filed by MDS Inc., an entity organized under the laws of Canada. The principal business address of MDS Inc. is 100 International Boulevard, Toronto, Ontario M9W 6J6. MDS Inc.'s principal business is a health and life sciences company, providing technology-based products, systems, information and services to health care providers and to manufacturers of medical products.

To the knowledge of MDS Inc., during the last five years, neither MDS Inc. nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MDS Inc. is set forth below. Each person listed below is a citizen of Canada. The business address and principal employment of each executive officer is MDS Inc., 100 International Boulevard, Toronto, Ontario M9W 6J6.

Directors

Name	Title / Occupation	Business Address
Clarence J. Chandran	Chairman, The Chandran Family Foundation Inc.; Retired (formerly COO and Director, Nortel Networks Corporation)	110 Marseille Place Cary, NC 27511
Wendy K. Dobson	Professor and Director, Centre for International Business, University of Toronto	Centre for International Business Faculty of Management, University of Toronto Joseph L. Rotman Centre for Management 105 St. George Street, TORONTO, ON M5S 3E6
William A. Etherington	Retired (formerly Senior VP & Group Executive, Sales & Distribution, IBM Corporation; and General Manager, IBM Europe Middle East Africa)	Commerce Court West 199 Bay Street, 51st Floor c/o Suite 5115 Toronto, Ontario M5L 1A2
John R. Evans	Chairman, Torstar Corporation	Torstar Corporation One Yonge Street, 6th Floor TORONTO, ON M5E 1P9
Wilfred Lewitt	Chairman, MDS Inc.	100 International Boulevard Toronto, ON M9W 6J6 (CANADA)
Robert W. Luba	President, Luba Financial Inc.	Luba Financial Inc. Suite 4545, Royal Trust Tower, P.O. Box 298 77 King Street West Toronto, ON M5K 1K2
Mary Mogford	Partner, Mogford Campbell Associates, Inc.	Mogford Campbell Associates, Inc. 3715 Lakeshore Road R.R. #8 NEWCASTLE, ON L1B 1L9
John A. Rogers	President & Chief Executive Officer, MDS Inc.	100 International Boulevard Toronto, ON M9W 6J6 (CANADA)
Nelson Sims	Retired (formerly Executive with Eli Lilly and Company and President, Eli Lilly Canada, Inc.)	24 Dockside Lane, PMB 41 KEY LARGO, FL 33037
R. Michael Warren	Chairman The Warren Group Inc.	Spruce Lane Farms R.R. # 8 #617739 - Grey Road #18 OWEN SOUND, ON N4K 5W4

Executive Officers

Wilfred G. Lewitt	Chairman
John A. Rogers	President & Chief Executive Officer
Gary W. Goertz	Executive Vice-President, Finance & CFO
James M. Reid	Executive Vice-President, Organization Dynamics
Alan D. Torrie	Executive Vice-President, Global Markets & Technology
Edward K. Rygiel	Executive Vice-President, and President & CEO, MDS Capital Corp.
Ronald H. Yamada	Executive Vice-President
Robert W. Breckon	Senior Vice-President, Strategy & Corporate Development
John A. Morrison	Group President & CEO, Healthcare Provider Markets
D. Ian Lennox	Group President & CEO Pharmaceutical & Biotech Markets
Peter E. Brent	Senior Vice-President & General Counsel and Corporate Secretary
Mary E. Federau	Senior Vice-President, Talent Development
John D. Gleason	Senior Vice-President, Business Development
Andrea Bodnar	Vice-President & Chief Information Officer
Peter D. Winkley	Vice-President, Finance
Sharon M. Mathers	Vice-President, Investor Relations & Corporate Communications

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule is being filed in connection with MDS Inc's acquisition of 6,000,000 warrants for common shares of Hemosol Inc. as consideration for MDS Inc. guaranteeing Hemosol Inc.'s (Cdn.) $20 million loan from the Bank of Nova Scotia (the "Loan").

Item 4. Purpose of Transaction

Consideration for guarantee of Loan

Item 5. Interest in Securities of the Issuer

(a) MDS Inc. beneficially owns:

(i) - directly, 6,087,982 common shares and a warrant (as described below in subsection (c) of this Item 5.) to purchase 5,000,000 common shares of Hemosol Inc. (only 5,000,000 of the common shares evidenced by such warrant are currently exercisable, see subsection (c) of this Item 5.), which together constitutes approximately 22.617% of Hemosol Inc.'s total number of issued and outstanding common shares.

(ii) - indirectly, through its wholly-owned subsidiary - MDS Heath Ventures (TC) Inc. - 461,915 common shares of Hemosol Inc., which constitutes approximately 0.905% of Hemosol Inc.'s total number of issued and outstanding common shares.

(b) MDS Inc. has sole voting and disposition power over all common shares beneficially owned by MDS Inc. in Hemosol Inc.

(c) On November 22, 2002, in consideration for its loan guaranty (See Item 3. above), MDS Inc. acquired a warrant to purchase 6,000,000 common shares of Hemosol Inc., as to 5,000,000 of such common shares the warrant is exercisable from November 22, 2002 until the day prior to the later of: (a) November 22, 2005; and (b) if the repayment date of the Loan occurs after February 22, 2004, the earlier of (i) the first anniversary of the repayment date of the Loan, and (ii) November 22, 2007. As to 1,000,000 common shares issuable upon exercise of the warrant, if the Loan is not repaid prior to February 22, 2004, then as to 333,333 shares of such 1,000,000 shares, exercisable from 2/22/04 until 2/22/07; as to 333,333 shares of such 1,000,000 shares, exercisable from 3/22/04 until 3/22/07; and as to 333,334 shares of such 1,000,000 shares, exercisable from 4/22/04 until 4/22/07. Warrant to terminate with respect to that number of the foregoing common shares where the corresponding exercise commencement date is after repayment of the Loan.

(d) not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

not applicable

Item 7. Materials to be filed as Exhibits

not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002

MDS INC. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Corporate Secretary